FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

TRIVALENCE MINING CORPORATION

(Translation of registrant's name into English)

502-815 HORNBY  STREET, VANCOUVER, BC V6Z 2E6

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F:    X    …                 (SEC File No:    0-29908)                    Form 40-F ________

Indicate by check whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X___

No________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82-4688.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIVALENCE MINING CORPORATION

Date:  June 1, 2004

Signed by:  Omair  Choudhry

     Chief Financial Officer

British Columbia
Securities Commission

QUARTERLY REPORT
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	MARCH 31, 2004	04/05/28

ISSUER'S ADDRESS

502 – 815 HORNBY STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
OMAIR CHOUDHRY	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	DATE SIGNED 04/05/28
"MAHMOOD ARSHAD"	MAHMOOD ARSHAD	DATE SIGNED 04/05/28

TRIVALENCE MINING CORPORATION

Consolidated Balance Sheets

(Unaudited) (Expressed in Canadian dollars)

	March 31,	June 30,
	2004	2003

ASSETS

CURRENT
Cash and cash equivalents	$549,048	$125,303
Accounts receivable	41,368	1,010,841
Advances to affiliates	4,261	3,044
Inventory (Note 3)	3,915,131	3,930,243
Prepaid expenses	91,222	58,958

	4,601,029	5,128,389
MINERAL PROPERTIES (Note 4)	11,538,531	12,172,325
PROPERTY, PLANT AND EQUIPMENT (Note 5)	7,653,205	6,427,151

	$23,792,765	$23,727,865

LIABILITIES

CURRENT
Accounts payable	$1,638,330	$1,455,221
Accrued liabilities	2,182,886	3,194,903
Short-term loans	2,830,377	-
Current portion of obligation under capital lease (Note 7)	-	147,443
Income taxes payable	19,890	19,890

	6,671,482	4,817,457
CONVERTIBLE LOANS PAYABLE (Note 6)	14,442,871	13,250,784
OBLIGATION UNDER CAPITAL LEASE (Note 7)	617,490	-
FUTURE INCOME TAX LIABILITIES	154,000	154,000

	21,885,844	18,222,241

NON-CONTROLLING INTEREST (Note 8)	288,761	874,665

SHAREHOLDERS' EQUITY

Share capital (Note 9)	20,456,985	17,911,673
Equity component of convertible instruments	2,222,771	2,222,771
Additional paid in capital	484,330	484,330
Deficit	(21,545,926)	(15,987,815)

	1,618,160	4,630,959

	$23,792,765	$23,727,865

ON BEHALF OF THE BOARD:

(Signed) "Lutfur Rahman Khan"	(Signed) "Mahmood Arshad"
Lutfur Rahman Khan, Director	Mahmood Arshad, Director

TRIVALENCE MINING CORPORATION

Consolidated Statements of Operations and Deficit

(Unaudited) (Expressed in Canadian dollars)

	Three months ended Mar. 31,		Nine months ended Mar. 31,
	2004	2003	2004	2003

REVENUE
Diamond sales	$3,493,261	$5,020,914	$7,454,975	$7,529,388
Interest and other	1,410	7,710	13,017	17,806

	3,494,671	5,028,624	7,467,992	7,547,194

EXPENSES
Production costs (Note 10)	2,699,498	4,302,636	7,975,288	9,136,593
Selling, general and administrative (Note 14)	728,305	964,358	2,295,536	2,553,111
Interest on long-term debt	375,359	479,080	1,328,412	1,106,721
Exploration	74,695	(6,684)	303,403	(45,005)
Depletion and depreciation	760,609	848,780	1,792,567	2,127,274

	4,638,465	6,588,170	13,695,207	14,878,694

LOSS BEFORE UNDERNOTED ITEMS	(1,143,794)	(1,559,546)	(6,227,215)	(7,331,500)
Gain on sale of equipment	(21,575)	42,295	88,169	42,295
Option proceeds		-	-	158,020

LOSS BEFORE INCOME TAXES	(1,165,369)	(1,517,251)	(6,139,045)	(7,131,185)
Current income tax provision	(1,103)	-	(4,968)	(8,000)
Future income tax recovery (expense)	-	326,000	-	2,006,000

LOSS BEFORE NON-CONTROLLING
INTEREST	(1,166,472)	(1,191,251)	(6,144,014)	(5,133,185)
Non-controlling interest (Note 8)	19,261	305,307	585,904	813,437

NET LOSS	(1,147,211)	(885,944)	(5,558,110)	(4,319,748)
DEFICIT, BEGINNING OF PERIOD	(20,398,715)	(12,539,642)	(15,987,816)	(9,105,838)

DEFICIT, END OF PERIOD	$(21,545,926)	$(13,425,586)	$(21,545,926)	$(13,425,586)

LOSS PER SHARE
Basic and fully diluted	$(0.05)	$(0.05)	$(0.24)	$(0.25)

Weighted average number of common shares
used to calculate basic and fully diluted loss
per share	23,375,984	17,290,984	23,375,984	17,290,984

TRIVALENCE MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited) (Expressed in Canadian dollars)

	Three months ended Mar. 31,		Nine months ended Mar. 31,
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss	$(1,147,210)	$(885,944)	$(5,558,110)	$(4,319,747)
Add non-cash items
Depletion and depreciation	760,609	848,779	1,792,163	2,127,274
Accretion of debt discount	-	148,094	296,494	148,094
Interest added to debt principal	303,491	332,636	895,594	905,072
Future income tax recovery	-	(326,000)	-	(2,006,000)
Non-controlling interest	(19,261)	(283,707)	(585,904)	(813,437)

	(102,371)	(166,142)	(3,159,763)	(3,958,745)
Net change in non-cash working
capital items relating to operations (Note 15)	(106,927)	895,511	122,196	1,680,405

	(209,298)	729,369	(3,037,566)	(2,278,340)

FINANCING ACTIVITIES
Issuance of share capital	-	-	2,545,311	-
Obligation under capital lease	(114,822)	(6,587)	470,047	(156,817)
Convertible loan payable	-	2,300,000	-	2,300,000
Loan payable	1,182,447	(2,282,009)	2,830,376	-

	1,067,625	11,404	5,845,734	2,143,183

INVESTING ACTIVITIES
Proceeds on disposal of equipment	(21,575)	-	88,169	-
Purchase of property, plant and equipment	(448,458)	(55,115)	(2,472,593)	(407,318)

	(470,033)	(55,115)	(2,384,423)	(407,318)

(DECREASE) INCREASE IN CASH	388,295	685,659	423,745	(542,475)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	160,753	(278,498)	125,303	949,636

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$549,048	$407,161	$549,048	$407,161

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

1.

NATURE OF OPERATIONS AND CONTINUING OPERATIONS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Cash flows from operating activities are expected to become positive, as the additional heavy equipment purchased during the third quarter and also subsequent to March 31, 2004 is being implemented to increase plant production to rated capacities (see Management's Discussion and Analysis).  These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended June 30, 2003. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted financial principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended June 30, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

3.

INVENTORY

	March 31,	June 30,
	2004	2003

Diamonds	$147,884	$261,793
Stockpiles	60,669	80,796
Fuel, oil and grease	24,269	38,183
Parts and supplies	3,496,144	3,285,606
In transit	186,165	263,865
	$3,915,131	$3,930,243

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

4.

MINERAL PROPERTIES

5.

CAPITAL ASSETS

		March 31, 2004			June 30, 2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Plants	$ 4,435,071	$2,277,151	$2,157,919	$3,872,908	$1,922,304	$1,950,604
Mining equipment
	12,099,187	6,914,242	5,184,945	10,338,762	6,158,632	4,180,130
Vehicles and light equipment
	489,674	306,392	183,282	433,580	282,146	151,434
Office furniture and equipment
	477,686	350,626	127,059	471,943	326,960	144,983

	$17,501,617	$9,848,412	$7,653,205	$15,117,193	$8,690,043	$6,427,151

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

6.

CONVERTIBLE LOANS PAYABLE

	March 31,	June 30,
	2004	2003
Series 1999-A Debenture
Third debenture of $4,225,000 (2002 - $4,225,000)	$5,529,740	5,207,333

Series 1999-B Debenture
Debenture of $1,250,000 (2002 - $1,250,000)	1,636,018	1,540,631

Series 2000-A Debentures
First debenture of $1,100,000 (2002 - $1,100,000)	1,439,695	1,355,755
Second debenture of $300,000 (2002 - $300,000)	415,470	391,246

Series 2001-A Debentures
First debenture of $1,100,000 (2001 - $1,100,000)	1,411,479	1,329,184
Second debenture of $1,100,000 (2002 - $1,100,000)	1,400,505	1,318,850

Series 2003-A Debentures
First debenture of $1,450,000 (2002 - Nil)	1,645,525	1,332,209
Second debenture of $850,000 (2002 - Nil)	964,439	775,576

	$14,442,871	$13,250,784

Waiver of non-payment of interest

Under the terms of the debentures, interest is payable monthly in arrears. At March 31, 2004, $3,269,066 of accrued but unpaid interest is included in convertible notes payable. The Company obtained a waiver of non-payment of interest from the lender through April 10, 2005. Interest is compounded monthly and will continue to accrue at 8% per annum on the Series 1999, 2000 and 2001 debentures, and 11% on the Series 2003 debentures.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

7.

OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement and a two-year lease agreement, terminating August 10, 2006 and August 5, 2005 respectively, both at an interest rate of 8.50% compounded monthly.  Future minimum lease payments are as follows:

	March 31,	June 30,
	2004	2003

FY2004	$-	$147,443
FY2005	318,822	-
FY2006	229,185	-
FY2007	69,484	-
Total minimum lease payments	617,490	147,443
Less interest portion	62,680	6,234
Present value of capital lease obligation	663,078	141,208
Current portion	-	147,443
Non-current portion	$617,490	$-

8.

NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Aredor FCMC S.A. ("Aredor") attributable to the 15% equity interest of Aredor not owned by the Company.

Balance June 30, 2002	$931,224
15% interest in capitalization of advance by the Company
to Aredor FCMC S.A	910,904
Share of net loss of Aredor FCMC	(967,463)

Balance June 30, 2003	874,665
Share of net loss of Aredor FCMC	(585,904)

Balance March 31, 2004	$288,761

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

9.

SHARE CAPITAL

(a)

Authorized

100,000,000 common shares with no par value

(b)

Issued and outstanding

(c)

Share purchase options

At March 31, 2004 there were 1,117,000 options outstanding under the Company's stock option plan.  Under the Toronto Venture Exchange ("TSX-V") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company.  The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V.  The Board of Directors determines at the date of grant the time at which any option may vest.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

(d)

Share purchase options (continued)

The following table summarizes stock option activity for each of the years in the two-year period ended June 30, 2003 and the six-month period ended March 31, 2004:

		Weighted
		Average
	Number of	Price per
	Shares	Share

Balance, June 30, 2002	1,374,000	$0.80
Cancelled	(687,000)	0.88
Exercised	-

Balance, June 30, 2003	687,000	$0.80
Granted	610,000	0.70
Cancelled	(175,000)	0.89
Exercised	(5,000)	0.40

Balance, March 31, 2004	1,117,000	$0.63

As at March 31, 2004 the following stock options were outstanding:

Number of		Exercise
Shares	Expiry date	Price

20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
322,000	April 24, 2007	0.40
610,000	November 18, 2008	0.70

1,117,000

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

10.

PRODUCTION COST OF DIAMOND SALES

	Three months ended Mar.31,		Nine months ended Mar.31,
	2004	2003	2004	2003

Opening inventory	$5,137,508	$5,506,123	$3,930,243	$5,023,339
Guinea mining tax (10% of diamond sales)	236,071	348,658	504,525	484,191
Fuel, labour, parts, supplies and other	1,106,681	2,495,952	7,184,159	7,898,811
Reclamation	25,007	297,103	76,156	356,958
Foreign exchange (gain)	109,362	485,600	195,337	204,094
Less closing inventory	(3,915,131)	(4,830,800)	(3,915,131)	(4,830,800)
	$2,699,498	$4,302,636	$7,975,288	$9,136,593

During the quarter ended March 31, 2004 the Company reached and executed an agreement to purchase the mining equipment that Aredor had been renting from the Government of Guinea. Upon payment of the lump sum of US$166,333, the Minister of Mines, Geology and Environment confirmed that the said payment received concludes all matters, demands, and amounts past, present and future between the parties with regard to repair, rental, etc. of the equipment, and all previous correspondence on these matters stands concluded and closed.

Reversal in the current fiscal quarter of the accrued and outstanding rental payments of prior periods (US$1,360,000 at Dec 31, 2003 and US$1,120,000 at June 30, 2003) has resulted in a sharp decrease in the cost of production during the three and nine month periods ended March 31, 2004 over the same periods a year ago.

11.

COMMITMENTS

(a)

The Company's lease for office premises expired in January 2004.  The Company has entered into a new three-year lease agreement, which stipulates a minimum of six months termination notice, the current value of a six-month period being $64,068.

(b)

The Company is obligated under certain employment and management agreements.  The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000.  Employment agreements provide for payments of up to one year's salary on the termination of certain senior officers' employment.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

12.

RELATED PARTY TRANSACTIONS

Significant related party transactions not disclosed elsewhere in these financial statements include:

(a)

management fees of $338,157 (2003 - $344,198) were paid during the nine months ended March 31, 2004 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(b)

compensation not included in management fees, paid to directors and officers of the company during the nine months ended March 31, 2004 was $142,600 (2003 - $396,000).

(c)

accounts receivable of $4,261 ($3,044 at June 30, 2003) due from companies with a                                                         common director.

(d)

borrowing of $2,735,278 (2003 - $nil) from related parties or from companies with a common director.  The loans are due on demand, bear interest at rates varying from 5.5% to 11.0%, and are unsecured.

13.

SEGMENTED INFORMATION

The Company currently operates in one industry segment, that being the acquisition, exploration and development of diamond and mineral properties. The Company's revenues are derived from its operations in four geographic areas as follows:

	Three months ended Mar. 31,		Nine months ended Mar. 31,
	2004	2003	2004	2003

Republic of Guinea	$3,235,044	$3,486,520	$5,919,329	$4,773,726
South Africa	259,180	1,541,929	1,546,300	2,772,873
Canada	447	175	2,363	595
	$3,494,671	$5,028,624	$7,467,992	$7,547,194

The location of the Company's long-lived assets is as follows:

	Mar. 31,	June 30,
	2004	2003

Republic of Guinea	$16,222,139	$15,677,712
South Africa	2,876,409	2,821,577
Canada	56,442	63,442
Botswana	36,745	36,745

	$19,191,736	$18,599,476

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and nine months ended March 31, 2004

(unaudited, expressed in Canadian dollars)

14.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Mar. 31,		Nine months ended Mar. 31,
	2004	2003	2004	2003

Auditing and legal	$76,571	$50,034	$218,511	$241,541
Management fees	106,718	99,205	296,580	342,757
Investor relations	65,841	91,571	156,729	310,971
Consulting fees	74,826	43,646	254,770	145,068
Rent	41,779	62,331	125,503	148,829
Communications	60,641	52,934	137,426	122,624
Travel	89,752	28,752	273,166	128,571
Salaries and wages	227,057	323,432	593,652	877,713
Commissions on diamond sales	83,544	169,674	272,903	69,184
Office and other	(47,006)	115,047	30,118	261,844
Cost recoveries	(51,420)	(72,268)	(63,823)	(95,988)
	$728,305	$964,358	$2,295,536	$2,553,111

15.

CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	3 months ended Mar.31		9 months ended Mar 31
	2004	2003	2004	2003

Accounts receivable and prepaid exp	$177,801	$191,045	$935,210	$602,381
Advances to affiliates	3,675	(5,798)	(1,217)	(2,146)
Inventory	1,222,377	675,323	15,112	192,539
Accounts payable	(76,266)	(244,908)	183,109	65,439
Accrued liabilities	(1,434,513)	279,847	(1,010,017)	814,191
Income taxes payable	-	-	-	8,000
	$(106,927)	$895,511	$122,196	$1,680,405

16.

SUBSEQUENT EVENTS

Subsequent to March 31, 2004 the Company

(a)

borrowed US$1,081,598 from companies with a common director. The loans are due on demand, bear interest at rates varying from 5.5% to 11.0%, and are unsecured.

(b)

purchased additional equipment for the Aredor mine at a purchase price of US$750,000.

British Columbia
Securities Commission

QUARTERLY REPORT
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	MARCH 31, 2004	04/05/28

ISSUER'S ADDRESS
502 – 815 HORNBY STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
OMAIR CHOUDHRY	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	DATE SIGNED 04/05/28
"ARSHAD MAHMOOD."	ARSHAD MAHMOOD	DATE SIGNED 04/05/28

TRIVALENCE MINING CORPORATION

BC Form 51-901F

Three months ended March 31, 2004

(unaudited, prepared by management)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:

(a)

deferred expenditures on mineral properties (see Note 4 to unaudited consolidated financial statements)

(b)  cost of sales (see Note 10 to unaudited consolidated financial statements)

(c)  marketing expenses (see Note 14 to unaudited consolidated financial statements)

(d)  selling, general and administrative expenses (see Note 14 to unaudited consolidated financial statements)

2.

Related party transactions:

(See Note 12 to the unaudited consolidated financial statements)

3.

Summary of securities issued and options granted during the three months ended December 31, 2003:

(a)

Securities issued: see Note 9 of the unaudtied consolidated financial statements.

(b)

Options granted:  see Note 9 of the unaudited consolidated financial statements.

4.

Summary of securities as at the end of the reporting period:

(a)

authorized share capital of the Company - 100,000,000 common shares with no par value.

(b)

number and recorded valued of for shares issued and outstanding (see Note 9 to unaudited consolidated financial statements)

(c)

options, warrants, and convertible securities outstanding (see Note 9 to unaudited consolidated financial statements)

(d)

shares subject to escrow or pooling agreements - none

(e)

Directors and officers:

Lutfur Rahman Khan

Director, President, CEO

Mahmood Arshad

Director

Timothy  Hoar

Director

Waseem  Rahman

Director, Vice-president, Administration

Omair Choudhry, MBA

Chief Financial Officer

SCHEDULE C (a): MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

1.         OVERVIEW

For the quarter ended March 31, 2004 diamond production consisted of output from the Aredor and Palmietgat diamond mines. Sales revenue for the quarter was $3,493,261 compared with $5,020,914 a year ago. The kimberlite exploration program at the Company's Kokong concession in Botswana continued under the direction of Tinto Botswana Exploration Pty Limited (a subsidiary of Rio Tinto Mining & Exploration Ltd). Having met the expenditure obligation (US$3.5 million) necessary to earn the initial 65% participating interest, Rio Tinto notified the Company by letter dated March 30, 2004 that they have elected to earn the additional 10% participating interest by incurring the additional expenditure of US$5.0 million by September 21, 2008.

2.

OPERATIONS

Results of Operations - 3 months ended March 31, 2004

Net loss for the quarter ended March 31, 2004 was $1,147,211 or $0.05 per share compared with $885,944 or $0.05 per share in 2003.  The loss in 2004 was primarily due to lower production levels from the Aredor and Palmietgat mines. The loss in 2003 was due to lower per carat price received for the sale of the diamonds from the Aredor mine.

Aredor Diamond Mine

Diamond sales revenue from the Aredor mine for the quarter ended March 31, 2004 was $3,235,044 representing the sale of 9,255 carats for US$2,452,044 (US$265/carat). Diamond sales for the three-month ended March 31, 2003 was $3,486,521 representing the sale of 11,546 carats for US$2,309,293 (US$200/carat). The slight decrease in diamond sales revenue was due to a 20% decline in the diamonds sold offset by an increase of 32% in per carat price received for the sale of the diamonds from the Aredor mine. The 20% decline in diamonds sold was attributed to lower diamond production caused by the start of the relocation process of the 14ft plant during the quarter. The 32% increase in price per carat was due to stronger world diamond prices and better quality diamonds sold.

Production costs for the quarter ended March 31, 2004 were $2,699,498 compared with $4,107,500 in 2003. The actual cost of production of fuel, parts and labor remained the same but due to a reversal of equipment rental payments expense accrued over the last two and a half years and the change in diamond inventory the production costs are significantly lower in the quarter ended March 31, 2004 compared to the same period in 2003. The Aredor mine produced 5,205 carats during the quarter ended March 31, 2004 compared with 11,092 carats in 2003. The significant decrease in production during the quarter ended March 31, 2004 is caused by the start of the re-location process of the 14ft plant during the quarter ended March 31, 2004.

Palmietgat Diamond Mine

Diamond sales for the quarter ended March 31, 2004 were $258,217 representing the sale of 2,708 carats for US$205,960 (US$76/carat). Diamond sales for the quarter ended March 31, 2003 were $1,534,394 representing the sale of 7,549 carats for US$1,005,000 (US$133/carat). The significant decline in diamonds sold during the quarter was attributed to lower diamond production caused by removal of overburden material from the two kimberlite pipes resulting in lack of fresh kimberlite material to process. A 43% decline in diamond price per carat compared to same quarter in 2003 was also a significant factor in the lower diamond sales revenue. The reason for this significant decline in price per carat was the lack of any special stones in the current quarter as compared to the same quarter last year.

Production cost for the quarter ended March 31, 2004 was $496,781 compared with $195,136 in 2003.  The increase in production cost was due to increased fuel costs and increase in hauling costs for the removal of the overburden, as two of the kimberlites pipes were joined together and the waste had to be removed to access the kimberlite material. The Palmietgat mine produced 2,033 carats during the quarter ended March 31, 2004 compared with 9,943 carats produced in 2003. The reason for the significant decrease in grade was due to the fact that most of the processing done in the quarter was from the oversize material around the plant.

Results of Operations - 9 months ended March 31, 2004:

Net loss for the nine months ended March 31, 2004 was $5,558,110 or $0.24 per share compared with a net loss of $4,319,748 or $0.25 per share in 2003.  The nine months loss in 2004 was due to lower production levels at the Aredor mine arising from aging excavation equipment and lower production levels at the Palmietgat mine caused by lack of fresh kimberlite material to process for a period of over four months.

Aredor Diamond Mine

Sales of diamonds from the Aredor diamond mine for the nine months ended March 31, 2004 were $5,919,329 representing the sale of 17,778 carats for US$4,424,074 (US$249/carat). Diamond sales for the nine months ended March 31, 2003 were $4,773,725 representing the sale of 15,253 carats for US$3,130,005 (US$205/carat). The 41% increase in diamond sales was due to a 16% increase in carats sold and a 21% increase in the average selling price/carat resulting from changes in the quality and size of diamonds produced.  The increase in carats sold was a result of increased production levels caused by improvement in the grade.

Production cost of diamond sales for the nine months ended March 31, 2004 was $7,253,203 compared with $8,106,511 in 2003.  The Aredor mine produced 18,108 carats during the nine months ended March 31, 2004 compared with 18,032 carats in 2003.

Palmietgat Diamond Mine

Diamond sales for the nine months ended March 31, 2004 were $1,535,648 representing the sale of 14,636 carats for US$1,163,588 (US$79/carat).  Diamond sales for the nine months ended March 31, 2003 was $2,775,663 representing the sale of 32,559 carats for US$1,775,662 (US$55/carat).

Production cost of diamond sales for the nine months ended March 31, 2004 was $1,883,390 as compared with $1,030,082 in 2003.  The increase in production cost was due to increased fuel costs and additional drilling and blasting costs in 2004 compared to 2003. The Palmietgat mine produced 13,690 carats during the nine months ended March 31, 2004 compared with 29,224 carats in 2003.  The 53% decrease in production during the nine months ended March 31, 2004 is attributed to a 43% decrease in grade and a 9% decrease in ore processed. The reason for the significant decrease in grade was due to the fact that most of the processing done in the last four months was from the stockpiles of oversize material around the plant.

Selling, general and administrative expense

Selling, general, and administrative expense for the three months ended March 31, 2004 was $728,305 as compared with $964,358 in 2003. The decrease in 2004 compared with 2003 was primarily due to reduction in investor relations activity and reduction in salaries. For the nine months ended March 31, 2004 selling, general and administrative expense was $2,295,536 as compared with $2,553,111 in 2003.

Interest expense

Interest expense for the quarter ended March 31, 2004 was $375,359 as compared with $479,080 in 2003. The decrease in interest expense was due to $nil accretion in 2004 compared to $148,094 in 2003. Accretion of the equity component of convertible instruments included in interest expense was $296,494 and $148,400 for the nine-month periods ending March 31, 2004 and March 31, 2003, respectively.

Amortization

Depletion expense for the three months ended March 31, 2004 was  $169,006 compared with $587,073 in 2003.  For the nine months ended March 31, 2004, depletion expense was $579,616 compared with $587,073 in 2003. The decrease in depletion expense for the three- and nine-month periods ended March 31, 2004 was primarily due to the Company's revised method for recalculation of the estimated resource at the Aredor mine and decreased production from the Palmietgat mine.

Depreciation

Depreciation expense for the three months ended March 31, 2004 was $591,602 compared with $261,707 in 2003.  For the nine months ended March 31, 2004, depreciation expense was $1,212,951 compared with $1,030,920 in 2003. Depreciation expense for the three- and nine-month period ended March 31, 2004 increased due to purchase of additional equipment at the Aredor and the Palmietgat mines.

Income taxes

During the quarter ended March 31, 2004, no significant income tax recovery was available as compared to a net tax recovery of $326,000 on a pre-tax loss of $1,517,251 for the three months ended March 31, 2003.  The income tax recovery for the three months ended March 31, 2003 represents future tax recoveries on the loss sustained in Guinea.  No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized.

For the nine months ended March 31, 2004, no significant income tax recovery was available as compared to a net tax recovery of $2,006,000 on a pre-tax loss of $7,131,185 for the nine months ended March 31, 2003.  The income tax recovery for the nine months ended December 31, 2003 represents future tax recoveries on the loss sustained in Guinea.  No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized.

3.

 EXPLORATION

Aredor

Trivalence is evaluating the data produced by the Rio Tinto kimberlite exploration from 2000 to 2003. Rio Tinto spent US$6.0 million and accumulated a wealth of data. Rio Tinto has delivered to Trivalence all of this exploration data.  Two of the known pipes explored by Rio Tinto  (K23 and the K14 group) are of interest to Trivalence. K14 North is about two hectares in size with a potential grade between 0.2 and 2.0 carats per tonne as defined by Rio Tinto.

Trivalence intends to carry out a bulk sampling to ascertain grade and diamond value of this pipe. Work has started on a 10-tonne per hour exploration (DMS) plant, and a program of shallow auger drilling to better define the limits of K14 North is in progress. The auger drilling has extended K14 North to about three hectares and it is still open to the Northwest. Bulk sampling and processing was planned for April 2004, but due to priorities of maximizing DMS plant production combined with the re-location of 14ft plant, this was delayed. Bulk sampling is planned after the rainy season, which usually ends in September.

Kokong

Exploration activities in Botswana were continued by Tinto Botswana, a subsidiary of Rio Tinto Mining & Exploration Ltd. The total reconnaissance "scout" holes completed over the licenses to date now stands at 54, with four abandoned. Fifteen new kimberlites have been confirmed since the start of the Phase 2 scout drilling.  Results have yet to be received. There was no loam sampling or geophysics carried out during the quarter. Results from the loam indicator data from previous sampling are complete. Ilmenite chemistry does not, however, specifically upgrade any target. The majority of the results have been received from down-the-hole indicator samples, and no pipes are worthy of follow up LRDC drilling at this time. Base of Kalahari (BOK) samples are working very well highlighting proximal kimberlites. BOK results from K010 & K153 indicate pipes with better diamond potential in the vicinity. Total expenditures from 2001 to March 31, 2004 are in excess of US$3,500,000.  Having met the expenditure obligation (US$3.5 million) necessary to earn the initial 65% participating interest, Rio Tinto notified the Company by letter dated March 30, 2004 that they have elected to earn the additional 10% participating interest by incurring the additional expenditure of US$5.0 million by September 21, 2008.

4.

FINANCIAL CONDITION AND LIQUIDITY

Cash from Operations

Cash flow from operations excluding changes in operating assets and liabilities was $14,302 for the three months ended March 31, 2004 compared with negative $166,142 in 2003. Negative cash flow from operations excluding changes in operating assets and liabilities was $3,064,664 for the nine months ended March 31, 2004 compared with  $3,958,745 in 2003.  The minor improvement in 2004 compared with 2003 was primarily due to lower expenses.

Investing activities

No investment was made in mineral properties during the three and nine months periods ended March 31,

2004 and 2003. Investment in capital assets was $448,458 for the three months ended March 31, 2004 compared with $55,115 in 2003.  Investment in capital assets was $2,472,593 for the nine months ended March 31, 2004 compared with $407,318 in 2003.  In the three and nine month periods ended March 31, 2004, the Company completed the construction of a Dense Media Separator (DMS) plant, purchased additional trucks and loaders to support the operation of the new plant, started the re-location of 14ft plant to a new area at the Aredor mine. During the three-months ended March 31, 2004, the Company also purchased and installed crushers for the Palmietgat mine, which are currently processing the oversize material. Subsequent to March 31, 2004, the Company borrowed additional US$750,000 to acquire certain used mining equipment on an as-is where-is basis, from a company in Guinea that went into liquidation.

Financing activities

Convertible notes payable at March 31, 2004 were $14,442,871 compared with $13,250,784 at June 30, 2003. The increase represents accrued but unpaid interest. Under the terms of the debentures securing the convertible notes payable, interest at 11% and 8% per annum compounded monthly is payable monthly in arrears. At March 31, 2004 $3,269,066 of accrued but unpaid interest is included in convertible notes payable. Interest rate for all outstanding debentures, except for the 2003 Series debentures A1 & A2, was reduced from 11% per annum to 8% per annum effective March 01, 2003. The Company has obtained a waiver of non-payment of interest from the Lender through April 10, 2005.   Because the terms of the debentures have been extended for a period of more than 12 months from March 31, 2004, all debt secured by the debentures has been classified as long-term debt.

During the three months ended March 31, 2004, the Company borrowed $1,087,349 on an unsecured demand basis from non-arms' length parties.

During the nine months ended March 31, 2004, the Company closed a private placement of 6,080,000 units at a price of $0.50 cents per unit for gross proceeds of $3,040,000.  Each unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one common share until November 28, 2005 at a price of $0.75 per share. The net proceeds of the private placement were used to purchase additional heavy equipment at Aredor mine and for general working capital purposes. The Company borrowed $2,735,278 on an unsecured demand basis from non-arms' length parties. Subsequent to March 31, 2004, the Company borrowed US$1,081,598 on an unsecured demand basis from non-arms' length parties.

Cash resources and liquidity

At March 31, 2004 the Company had a working capital deficiency of $1,973,355 compared with a surplus of $310,821 at June 30, 2003.  The deterioration of the working capital position was primarily due to the negative cash flow from operating activities. Negative cash flow from operating activities is likely to continue until the Company is able to finance the upgrading of some of the existing and recently purchased heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at March 31, 2004 are not expected to be sufficient to finance operations and carry out the needed equipment upgrades.  The Company has not paid interest due under the terms of debentures securing convertible notes payable and has obtained a waiver until April 10, 2005. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

The additional capital expenditures for the year ending June 30, 2004 are expected to be approximately $1,100,000  (US$800,000) to achieve targeted production with two plants in operation at the Aredor mine.

5.

RISKS AND UNCERTAINTIES

For the three months and nine months ended March 31, 2004, the Company experienced significant negative cash flows from operations.  This trend has continued subsequent to March 31, 2004.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  The exploration and development of the Company's properties is dependent upon the Company's ability to obtain necessary financing or find appropriate strategic partners.

The market price of rough diamonds is a significant factor in the Company's profitability.  The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure that excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the excavating equipment exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

As previously reported, during the 42 months ended June 30, 2003, management estimated that approximately 20% of the indicated & inferred resource at December 31, 1999 had been lost to artisinal mining activity despite security measures carried out by mine management. In September 2003, the Company hired SRK Consulting Engineers & Scientists (U.K.) to do an independent resource estimate at the Aredor mine. After visiting the Aredor mine and completing their due diligence SRK has agreed with the resource estimates of Trivalence and has made no adjustments to diamond grades or value estimates, which SRK considers to have been reasonably derived.  A detailed SRK report has been filed on SEDAR.  During the quarter ended March 31, 2004 the Company retroceded an additional 52 square kilometer area (200 sq km had been retroceded previously) to the local population in order to minimize artesanal mining activity at the Aredor mine.

6.

OUTLOOK

Aredor

Subsequent to March 31, 2004, the Company's bid to the Guinean Receiver on certain used mining equipment, from a company in Guinea that went into liquidation, on an 'as-is where-is basis' was accepted and the transaction has closed for consideration of US$750,000 before Guinea transfer taxes, transportation costs and other incidental costs. The equipment acquired includes two (2) Manitowoc 4600 draglines, excavators, front-end loaders, bulldozers, dump trucks, generators, light vehicles, parts and ancillary equipment.  The majority of the acquired equipment is situated at two locations some 50 kilometers and 200 kilometers from the Aredor mine site and transportation of the equipment on flatbeds to Aredor has commenced.

The Aredor mine/production plan for the balance of 2004 is focused on the Dense Media Separation (DMS) Plant and the 14ft Plant.  These two plants have a combined maximum capacity of 240 - 270 tph.

The DMS (Dense Media Separation) 120-150 tph Plant went into commercial production after run-in trials during January 2004.  Plant gravel throughput has been running at approximately 85 tph due to the very high ongoing sandy gravels obtained from the alluvial blocks being mined.  During February 2004 a complete process audit review of the DMS circuit was undertaken by a DMS consultant from South Africa.  The consultant's recommendations for improving the wash plant de-sanding screening are being implemented along with some additional minor DMS circuit changes, and on completion of the upgrades, scheduled for May, 2004, the plant material throughput rate is expected to be 100 plus tph.

Central to the 2004 Mine Plan was the moving of the 14ft/120 tph Plant during the first quarter of 2004 to a new area known as Bougban approximately 10 km away. The removal and transportation of the various plant components and installation at the new Bougban site was completed on schedule and the plant is due to commence run-in trials during the third to fourth week of May 2004. Various upgrades and modifications to the plant have been made, all designed to improve efficiency and reduce overall plant operating cost.  It is expected to take up to 30 days to bring the redesigned 14ft/120 tph Plant back to optimum gravel throughput efficiency.

By the end of May 2004, the Company plans to have the DMS and the 14ft plants both in production. The two additional 4600 draglines (mentioned above) will add to and complement the Company's four existing draglines, and along with the other acquired equipment, will maximum production from the DMS & 14ft plants. This increase in production is expected to generate positive cash flow from the Aredor mine within the next three to six months. Further capital expenditure requirements for the year ending June 30, 2004 are expected to be approximately $1,100,000 (US$800,000) to achieve targeted production with two plants in operation at the Aredor mine.

Palmietgat

During the quarter ended March 31, 2004, the Company installed two crushers, which were tied into the current DMS plant structure. Due to the ongoing removal of overburden from K14E & K14W, the Company was unable to do any blasting for processing of fresh kimberlite material. Therefore, oversize material - after being crushed by the newly installed crushers - was processed during most of the quarter, resulting in significant decrease in production. Subsequent to the quarter end, a small amount of blasting has been done, and major blasting is planned for early June of 2004, which will provide fresh kimberlite material to process over a period of three to four months.

Kokong

The Company's kimberlite exploration program will be continued under the financial and technical control of Tinto Botswana Exploration Pty Limited.